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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Chris Edwards; Irene Paik; Jeanne Bennett; Kevin Kuhar

Re:	Inari Medical, Inc.

Draft Registration Statement on Form S-1

Submitted on December 19, 2019

CIK No. 0001531048

Ladies and Gentlemen:

On behalf of our client, Inari Medical, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Draft Registration Statement on Form S-1 (the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) on December 19, 2019 (the “Draft Submission”).

Amendment No. 1 reflects certain revisions to the Draft Submission in response to the comment letter from the staff of the Commission (the “Staff”) to William Hoffman, the Company’s Chief Executive Officer, dated January 13, 2020. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing by overnight delivery a courtesy package that includes copies of Amendment No. 1, including copies which have been marked to show changes to the Draft Submission, as well as copy of this letter.

January 29, 2020

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

Prospectus Summary

Overview, page 1

1.

We note that you will disclose revenues for the fourth quarter of 2019 in the first paragraph. Please expand this disclosure to also include the net income or loss for the fourth quarter of 2019. Please also disclose the number of FlowTriever and ClotTriever systems you have sold.

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 1, 85 and 96 of Amendment No. 1.

2.

We note that you are currently enrolling patients in two registries. Please expand your description of the registries to disclose the number of patients enrolled to date and the duration of the observational period.

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 2, 97, 114 and 118 of Amendment No. 1.

3.

Please clarify that you have obtained FDA clearance for your ClotTriever and FlowTriever products through the 510(k) pathway. Please also disclose the completion date for the FLARE study and when FDA clearance was obtained.

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 97 of Amendment No. 1.

4.

With reference to page 15, please revise the first sentence of the fourth paragraph to clarify that currently your primary clinical data regarding safety and effectiveness of your products is limited to your FLARE study. Please also balance your disclosure in this paragraph by briefly discussing any procedure or device-related major adverse events.

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 1, 97, 100 and 113 of Amendment No. 1.

January 29, 2020

Our Market, page 2

5.

Please balance your estimate of the potential annual addressable market for your products with your estimate of the current market for your products. We note the disclosure in the risk factor on page 17 that you estimate only 77,000 DVT patients and 20,000 PE patients are expected to receive interventional treatment in 2019.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the 242,000 DVT patients and 200,000 PE patients referenced on page 2 of Amendment No. 1 reflect the Company’s estimate of the current market for the Company’s products. In further response to the Staff’s comment, the Company has revised the disclosure on page 17 of Amendment No. 1 to clarify that, historically, a smaller percentage of DVT and PE patients have received treatment beyond conservative medical management with anticoagulants for their condition; however, based on the Company’s FDA clearance and indications for use of its products, the Company’s current potential market is estimated to be much larger.

Risk Factors

We have a significant amount of debt, which may affect our ability to operate our business and secure additional financing in the future, page 34

6.	Please quantify your debt service costs for the Signature Bank Credit Facility.

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 34 of Amendment No. 1.

Our products must be manufactured in accordance with federal and state regulations..., page 50

7.

We note your disclosure that your former facility in Irvine, California was audited by the FDA in August 2016 which resulted in the issuance of two Form-483 observations. Please briefly describe the Form-483 observations, any responses by the company and results. Please also disclose whether these observations could impact your current facility.

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 51 of Amendment No. 1.

January 29, 2020

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware..., page 71

8.

We note that your forum selection provision identifies the federal district courts of the United States of America as the exclusive forum for certain litigation arising under the Securities Act. Please disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 71 and 162 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 89

9.	Please revise this discussion to properly round the related amounts from the statement of cash flows. For example, we note that the change in inventories and debt financing costs appear incorrect.

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 90 of Amendment No. 1.

Indebtedness, page 92

10.	Please clarify whether you were in compliance with your debt covenants under the SB Credit Facility as of December 31, 2019.

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 92 of Amendment No. 1.

Business

Toma Study, page 116

11.

We note your disclosure on page 117 that the conditions of two patients deteriorated during the procedure, one of whom was stabilized on extracorporeal membrane oxygenation. Please disclose whether this event was determined to be device- or procedure-related.

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 118 of Amendment No. 1.

January 29, 2020

General

12.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company acknowledges the Staff’s comment and will supplementally provide such written communications to the Staff under cover of a separate letter.

* * *

January 29, 2020

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me by telephone at (714) 755-8181 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ B. Shayne Kennedy

B. Shayne Kennedy of LATHAM & WATKINS LLP

cc:	William Hoffman, Inari Medical, Inc.

Mitch Hill, Inari Medical, Inc.

B. Shayne Kennedy, Latham & Watkins LLP

J. Ross McAloon, Latham & Watkins LLP

Ilir Mujalovic, Shearman & Sterling LLP